Subsidiaries of American Realty Capital Daily Net Asset Value Trust, Inc.

Name	Jurisdiction of Formation/Incorporation
American Realty Capital Operating Partnership II, LP	Delaware
ARCDV FDGTRMS1, LLC	Delaware
ARCDV FDWVLMS1, LLC	Delaware
ARCDV DGATNIL001, LLC	Delaware
ARCDV FDKNSOK001, LLC	Delaware
ARC FECHLNY001, LLC	Delaware